UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2005
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                                           to                                            to
Commission file number 1-12317
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below
National-Oilwell Retirement and Thrift Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

National Oilwell Varco, Inc.
10000 Richmond Avenue
6th Floor
Houston, Texas 77042-4200

REQUIRED INFORMATION
The National-Oilwell Retirement and Thrift Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:
(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits – December 31, 2005 and 2004

(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2005; and

(d)	Notes to Financial Statements
The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2005 and 2004, and Year Ended December 31, 2005
Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Benefit Plan Administrative Committee
National-Oilwell Retirement and Thrift Plan
We have audited the accompanying statements of net assets available for benefits of the National-Oilwell Retirement and Thrift Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, and delinquent participant contributions for the year ended December 31, 2005, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Houston, Texas
June 13, 2006

National-Oilwell Retirement and Thrift Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Cash	$2,295,457	$83,387
Receivables:
Transfer from other qualified plan	669,838	—
Income	2,428	—
Sales not yet settled	430,998	74,259

Total receivables	1,103,264	74,259
Investments	389,492,395	155,492,476

Total assets	392,891,116	155,650,122

Liabilities
Purchases not yet settled	1,732,028	515,185

Total liabilities	1,732,028	515,185

Net assets available for benefits	$391,159,088	$155,134,937

See accompanying notes.

National-Oilwell Retirement and Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions:
Employer contributions	$9,821,706
Participant contributions	8,696,958
Participant rollovers	846,371
Investment income	2,135,584
Net appreciation in fair value of investments	15,580,613

Total additions	37,081,232

Deductions:
Benefits paid to participants	12,401,151
Corrective distributions	14,776
Administrative expenses	395,412

Total deductions	12,811,339

Other changes in net assets:
Transfer from qualified plan	211,754,258

Total other changes in net assets	211,754,258

Net increase	236,024,151

Net assets available for benefits at:
Beginning of year	155,134,937

End of year	$391,159,088

See accompanying notes.

National-Oilwell Retirement and Thrift Plan
Notes to Financial Statements
December 31, 2005
1. Description of Plan
The following description of the National-Oilwell Retirement and Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from National Oilwell Varco, L.P. (formerly, National-Oilwell, L.P.) (the Company). The Company is a wholly owned subsidiary of National-Oilwell, Inc., which effective March 11, 2005, merged with Varco International, Inc. (Varco), to form National Oilwell Varco, Inc. All employees who were employed by Varco on March 11, 2005, received active service credit for their period of service with Varco.
Effective as of the close of business on December 31, 2005, the Varco International, Inc. 401(k) Plan (the Varco Plan) merged into the Plan and net assets of $211,754,258 were transferred into the Plan.
General
The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed at least six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. After-tax contributions may be made at 1% to 18% of compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. The Company matches 100% of the first 3% and 50% of the next 2% of each participant’s contribution. The Company may also make a discretionary contribution to the Plan, the Employer Retirement Contribution. The amount of the Employer Retirement Contribution is determined based upon participants’ salary and years of service. Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.

1. Description of Plan (continued)
Vesting
Participants are immediately vested in participant and employer contributions and the related earnings that have been credited to their accounts.
Benefit Payments
The Plan pays lump-sum benefits on retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.
Participant Loans
The Plan includes a loan provision that permits participants to borrow up to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments plus interest at prime plus 1% through payroll deductions and are due in one- to five-year terms.
Administrative Expenses
Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.

2. Summary of Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Short-term investments are stated at cost, which approximates fair value. Investments in common stocks and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective trust funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. Participant loans are stated at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investments in various securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments
Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2005 or 2004, are as follows:

	December 31
	2005	2004

National Oilwell Varco, Inc., common stock	$25,950,576	$11,270,285
Alger LargeCap Growth Institutional Portfolio Fund	31,454,845	—
Wachovia Bank Enhanced Stock Market Fund	18,288,306	17,097,142
Vanguard Growth Index Fund	—	14,628,705
Vanguard Total International Stock Index Fund	16,627,991	13,010,413
Vanguard Balanced Index Fund	—	9,161,945
Gartmore Morley Stable Value Fund	58,009,580	52,451,757
Merrill Lynch Retirement Preservation Trust Fund	47,275,589	—
During 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Common stocks	$8,540,241
Common collective trust funds	1,041,738
Mutual funds	5,998,634

Net appreciation	$15,580,613

4. Income Tax Status
The Plan has received a determination letter from the IRS dated September 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the financial statements to the Form 5500.

Year Ended
December 31
2005
Net assets available for benefits per the financial statements	$391,159,088
Less: Benefits payable from Varco Plan	(706,010)

Net assets available for benefits per Form 5500	$390,453,078

Transfer from qualified plan per the financial statements	$211,754,258
Less: Benefits payable from Varco Plan	(706,010)

Transfer from qualified plan per Form 5500	$211,048,248

Amounts allocated to withdrawing participants in the Varco Plan are recorded on the Plan’s Form 5500 as benefits payable and represent claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.
6. Subsequent Events
On December 29, 2005, the Plan was amended for the following changes effective January 1, 2006: the Plan was renamed the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan; Plan eligibility was changed from completion of six months of service to immediate participation for employees hired on or after January 1, 2006; each former Varco employee who was eligible for the Varco Plan as of December 31, 2005, was eligible to participate in the Plan for purposes of Company contributions; and the Company began matching 100% of the first 4% of each participant’s contribution.

National-Oilwell Retirement and Thrift Plan
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
EIN: 76-0488987 PN: 001
Year Ended December 31, 2005

Participant Contributions	Total That Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions
$24,103	$24,103

National-Oilwell Retirement and Thrift Plan
Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)
December 31, 2005
EIN: 76-0488987 PN: 001

Identity of Issue,
Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

*National Oilwell Varco, Inc.	413,885 shares of common stock	$25,950,576
Alger Retirement Group	Alger LargeCap Growth Institutional Portfolio Fund	31,454,845
Alger Retirement Group	Alger MidCap Growth Institutional Portfolio Fund	9,526,516
Allianz Global Investors	Allianz NFJ SmallCap Value Fund	4,909,763
American Funds	Growth Fund of America	6,920,513
Davis Funds	Davis New York Venture Fund	8,453,401
Dreyfus Funds	Dreyfus Midcap Index Fund	12,162,548
Dreyfus Funds	Dreyfus Small Cap Stock Index Fund	3,237,898
Evergreen Investments	Evergreen Money Market Fund	444,030
Gartmore Trust Company	Gartmore Morley Stable Value Fund	58,009,580
Lord Abbett Family of Funds	Lord Abbett MidCap Value Fund	4,825,835
Managers Funds	The Managers Special Equity Fund	1,850,479
*Merrill Lynch	Basic Value Fund	9,663,023
*Merrill Lynch	Equity Index Trust Fund	3,070,613
*Merrill Lynch	Focus Value Fund	135,910
*Merrill Lynch	Global Allocation Fund	11,691,597
*Merrill Lynch	International Value Fund	7,156,350
*Merrill Lynch	Retirement Preservation Trust Fund	47,275,589
*Merrill Lynch	US Government Fund	6,025,488
Oakmark Funds	The Oakmark International Fund	5,978,911
PIMCO Funds	PIMCO Total Return Portfolio Fund	18,886,955
Van Kampen Funds	Van Kampen Growth & Income Fund	9,986,172
Van Kampen Funds	Van Kampen Real Estate Securities Fund	2,441,341
Vanguard	Vanguard Balanced Index – Institutional Fund	9,721,415
Vanguard	Vanguard Growth Index – Institutional Fund	14,414,711
Vanguard	Vanguard Small Cap Growth Index Fund	3,437,048
Vanguard	Vanguard Small Cap Value Index Fund	3,371,491
Vanguard	Vanguard Total Bond Market Index Fund	7,763,797
Vanguard	Vanguard Total International Stock Index Fund	16,627,991
Vanguard	Vanguard Value Index – Institutional Fund	8,235,473
Various	Self-directed brokerage accounts	342,085
*Wachovia Bank	Enhanced Stock Market Fund	18,288,306
*Participant loans	Various maturities and interest rates ranging from 4.25% to 10.50%	17,232,145

		$389,492,395

*Party-in-interest

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National-Oilwell Retirement and Thrift Plan

June 27, 2006	/s/ Daniel L. Molinaro

Date	Daniel L. Molinaro
Member of the National Oilwell Varco Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm